SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 March 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 19 March 2025
           re: Notice of AGM

19 March 2025

LLOYDS BANKING GROUP PLC
2025 NOTICE OF ANNUAL GENERAL MEETING

In accordance with UK Listing Rule 6.4.1, Lloyds Banking Group plc (the 'Company') has submitted today the 2025 Notice of Annual General Meeting (the 'AGM Notice') to the National Storage Mechanism, and it will be available for inspection shortly in unedited full text at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the AGM Notice is available at the 'Shareholder meetings' section on the 'Shareholder information' page within the 'Investors' section of the Company's website www.lloydsbankinggroup.com/investors.

The AGM Notice, proxy forms for the 2025 Annual General Meeting ('AGM') and related ancillary documentation will be mailed or made available to shareholders shortly.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE on Thursday, 15 May 2025 at 11.00am.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                                           +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                      +44 (0)77 8835 2487
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 March 2025